Filed by: Neuberger Berman Group LLC

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Altimar Acquisition Corporation

Commission File No.: 333-251866

Date: May 3, 2021

On May 3, 2021, Dyal Capital Partners issued the press release below.

Dyal Capital Partners’ Funds Receive Investor Consents Required for Strategic

Combination with Owl Rock Capital Group to form Blue Owl

Special Meeting of Altimar Acquisition Corporation Shareholders to Approve Transaction Scheduled for May 18, 2021, Closing Expected on May 19, 2021

Will Create a Publicly Traded $50.9bn AUM Alternatives Manager

NEW YORK, May 3, 2021 /PRNewswire/ — Dyal Capital Partners today announced that the investors in the funds it manages provided the required consents to permit the closing of its pending strategic combination with Owl Rock Capital Group and Altimar Acquisition Corporation (NYSE: ATAC). Additionally, the Securities and Exchange Commission has declared effective the S-4 filed by Altimar, the special purpose acquisition company buying the merged company to form Blue Owl Capital.

Owl Rock announced in March an overwhelming majority of affirmative votes from shareholders of each of its four requisite business development companies to approve the business combination.

Owl Rock, Dyal and Altimar agreed in December to form Blue Owl, a differentiated $50.9 billion AUM alternative asset manager with industry leading franchises in two of the fastest growing areas of alternative asset management: Direct Lending and GP Capital Solutions. The Dyal Capital Partners funds are currently part of Neuberger Berman, a private, independent, employee-owned investment manager.

Sean Ward, Founding Partner and Managing Director of Dyal Capital Partners said: “We greatly appreciate the broad support we received from our investors and other parties with whom we have engaged during this process. We look forward to finalizing this transaction and strengthening our position as a leading private markets capital partner and investment manager.”

Michael Rees, Head of Dyal Capital Partners, said: “We are excited about the benefits we believe Blue Owl will deliver for our stakeholders, including the support we will offer financial sponsors and private companies as they continue to serve as an engine of growth for the broader economy.”

Rees will be co-president of Blue Owl alongside Owl Rock Co-Founder and President Marc Lipschultz. Management believes that Blue Owl will offer public investors a uniquely attractive way to gain exposure to the alternative asset management sector through its potential combination of strong growth and margins with a focus on permanent capital and fee related earnings (FRE). Specifically, 91% of Blue Owl’s $50.9 billion in AUM will be permanent capital and the company initially will derive all its distributable earnings from FRE, which allows for enhanced predictability of earnings.

A special meeting of stockholders of Altimar to approve the business combination between Dyal Capital Partners and Owl Rock Capital Group is scheduled to be held on Tuesday, May 18, 2021, at 11:30 a.m. ET. If the proposals at the special meeting are approved, the business combination is expected to close on May 19, 2021, subject to the satisfaction of customary closing conditions.

Blue Owl is expected to be listed on the NYSE under the ticker symbol “OWL” following the anticipated close of the business combination.

About Owl Rock

Owl Rock Capital Group, together with its subsidiaries, is a New York based alternative asset manager with approximately $27.1 billion of assets under management as of December 31, 2020. Owl Rock’s platform consists of multiple investment funds and products including business development companies. Owl Rock is comprised of a team of seasoned investment professionals with significant and diverse experience from some of the world’s leading investment firms and financial institutions. Owl Rock’s relationship-oriented approach to investing seeks to provide companies with sizeable commitments to facilitate transactions and support their growth needs with certainty, speed and transparency throughout the entire investment process. For more information, please visit us at www.owlrock.com.

About Dyal Capital Partners

Dyal Capital Partners seeks to acquire minority equity stakes in and provide financing to established alternative asset managers. With over a decade of experience transacting with institutional financial firms, Dyal has completed over 50 equity and debt transactions and manages approximately $23.8 billion in aggregate capital commitments as of December 31, 2020. Central to Dyal’s success is our Business Services Platform (the “BSP”). The BSP is a team that provides strategic support to underlying management company partners in various areas, primarily including capital strategy and advisory services. Part of Neuberger Berman, the Dyal team is located in New York, London, and Hong Kong.

Media Contact:

Prosek Partners David Wells / Josh Clarkson / Emily Goldberg

dwells@prosek.com / jclarkson@prosek.com / egoldberg@prosek.com

Important Additional Information about the Business Combination and Where to Find It:

In connection with the Business Combination, a registration statement on Form S-4 (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission (the “SEC”), which includes a definitive proxy statement with respect to the Special Meeting (the “Proxy Statement”). Altimar’s shareholders and other interested persons are advised to read the Registration Statement and combined proxy statement/prospectus contained therein and any documents filed in connection therewith, as these materials will contain important information about Blue Owl, Altimar, and the Business Combination. The Proxy Statement will be mailed to Altimar’s shareholders who were holders of record as of April 23, 2021. The documents filed by Altimar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Altimar may be obtained free of charge from Altimar at www.altimaracquisition.com. Alternatively, these documents can be obtained free of charge from Altimar upon written request to Altimar Acquisition Corporation, 40 West 57th Street, New York, New York 10019, Attn: Secretary, or by calling 212–287–6767.

Participants in the Solicitation

Altimar and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Altimar, in favor of the approval of the Business Combination. For information regarding Altimar’s directors and executive officers, please see Altimar’s annual report on Form 10-K filed with the SEC on February 24, 2021 and as amended on April 22, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement. Free copies of these documents may be obtained as described in the preceding section.

Non-Solicitation

The disclosure herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive document.

Forward-Looking Statements

Certain statements made in this press release, and oral statements made from time to time by representatives of Dyal, Owl Rock, Neuberger and Altimar are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the proposed Business Combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Dyal, Owl Rock, Neuberger and

Altimar, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of the parties to complete the proposed Business Combination with Owl Rock and Dyal; the risk of delays in the expected timing of the closing of the proposed Business Combination with Owl Rock and Dyal; the risk that Altimar shareholder approval of the proposed Business Combination is not obtained; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of funds available in Altimar’s trust account following any redemptions by Altimar’s stockholders; changes in general economic conditions, including as a result of the COVID-19 pandemic; the outcome of litigation related to or arising out of the proposed Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the ability to meet the New York Stock Exchange’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; those factors discussed in Altimar’s annual report on Form 10-K, filed with the SEC on February 24, 2021 and as amended on April 22, 2021, under the heading “Risk Factors”; those factors discussed in the Proxy Statement under the heading “Risk Factors” and other documents of Altimar filed, or to be filed, with the SEC. Dyal, Owl Rock, Neuberger and Altimar do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

This press release includes references to fee related earnings, or FRE, which is a supplemental measure that is not required by, or prepared in accordance with, accounting principles generally accepted in the United States (“GAAP”).

FRE is used to assess core operating performance by determining whether recurring revenue is sufficient to cover operating expenses and to generate profits. FRE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of Net Income (Loss) Before Income Taxes. FRE differs from income before taxes computed in accordance with GAAP as it excludes performance income, performance related compensation, investment net gains (losses) and certain other items that we believe are not indicative of our core operating performance. We use FRE as a non-GAAP measure to assess and track our performance. FRE is not a measurement of our financial performance under GAAP and should be considered in addition to, and not in lieu of, the results of operations which are derived in accordance with GAAP.

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